07028613

BAE Systems PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BAE SYS EQUITIES	
2. Reason for the notification		
An acquisition or disposal of voting rights		x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
3. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies	
4. Full name of shareholder(s) (if different from 3.)		
5. Date of the transaction and date on which the threshold is crossed or reached:	30/10/2007	
6. Date on which issuer notified:	31/10/07 (Received 02/11/07)	
7. Threshold(s) that is/are crossed or reached:	10%	
8. Notified details:		

A: Voting rights attached to shares		
Class/type of shares	**Situation previous to the Triggering transaction**	**Resulting situation after the triggering transaction**

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
____________ 0262494	350,021,854	350,021,854	28,302,561	28,302,561	333,897,931	0.81	9.51

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
362,200,492	10.32%

Proxy Voting	
10. Name of proxy holder:	
11. Number of Voting Rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Terry Marsh (AXA)
15. Contact telephone number:	020 7003 2637

9. Chain		
Name of Company/Fund	**Number of Shares**	**% of issued share capital**
AXA Ireland Pension Fund Indirect	34,542	0.00098
AXA Sun Life plc AXA Rosenberg Direct	2,619,345	0.07462
AXA Sun Life plc Deferred Distribution Fund Life Direct	1,160,000	0.03305
AXA Sun Life plc Distribution Fund Life Direct	110,000	0.00313
AXA UK Investment Co ICVC Global Distribution Fund Indirect	121,000	0.00345
AXA UK Investment Co ICVC Global Growth Fund Indirect	488,000	0.01390
AXA UK Investment Co IVCV UK Opportunities Fund Indirect	600,000	0.01709
AXA Sun Life plc Retirement Distribution Pension Direct	750,000	0.02137
Sun Life Assurance Society Plc AXA Rosenberg Direct	1,891,274	0.05388
AXA Financial, Inc Indirect	175,164,418	4.99032

AXA Colonia Konzern Indirect	439,808	0.01253
AXA Colonia Konzern Indirect	179,413	0.00511
AXA France Indirect	5,210,304	0.14844
AXA Australia Indirect	12,000	0.00034
AXA Rosenberg Indirect	48,045,035	1.36877
Sun Life International (IOM) Ltd	2,425	0.00007
AXA Financial, Inc Indirect	104,043,219	2.96412
Sun Life Pensions Management Ltd Direct	345,177	0.00983
Sun Life Pensions Management Ltd Direct	44,076	0.00126
AXA Sun Life LTAV UK Equity Life Direct	10,000	0.00028
AXA Sun Life ABL High Alpha Life Direct	876,183	0.02496
AXA Sun Life FTSE All Share Tracker Life Direct	585,330	0.01668
AXA Sun Life LTAV UK Equity Pension Direct	1,825,000	0.05199

AXA Sun Life ABL High Alpha Pension Direct	4,368,119	0.12444
AXA Sun Life FTSE All Share Tracker Pension Direct	2,974,637	0.08475
AXA Winterthur Direct	6,542,538	0.18639
AXA Sun Life plc With Profit Transition Fund Direct	2,317,403	0.06602
Sun Life Assurance Society plc With Profit Transition Fund Direct	1,441,246	0.04106
Total Direct: Total Indirect:	28,302,561 333,897,931	0.80632 9.51253
TOTAL:	362,200,492	10.31885

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com

BAE SYSTEMS

With compliments

BAE Systems plc

NOTICE OF RESULTS

The timetable for the announcement of BAE Systems plc's preliminary statement of annual results for the year ending 31 December 2007, and associated statement of dividend, is expected to be as follows:

Announcement date:	21 February 2008
Ex-dividend date:	16 April 2008
Record date:	18 April 2008
Last date for DRIP elections:	9 May 2008
Dividend payment date:	2 June 2008

30 November 2007

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com

BAE SYSTEMS

With compliments

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 30 November 2007 BAE Systems plc:

(i) had 3,574,112,204 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 61,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,512,167,204.

The total voting rights figure (3,512,167,204) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

30 November 2007

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com

BAE SYSTEMS

With compliments

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure Rule 3.1.4R(1)(a).

The Company was yesterday notified by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 30 November 2007 the following Persons Discharging Managerial Responsibilities ("PDMRs") each acquired the number of ordinary shares of 2.5p each listed below in the share capital of BAE Systems plc following the reinvestment of dividends payable on ordinary shares held in the BAE Systems Share Incentive Plan:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Philip Bramwell	5
Chris Geoghegan	4
Alastair Imrie	15
Ian King	14
George Rose	15
Mike Rouse	4
Mike Turner	10
Nigel Whitehead	4
Alison Wood	2

The shares were acquired at a price of 471.84 pence per share on 30 November 2007 and are held in the name of Lloyds TSB Registrars Corporate Nominee Limited. The transactions took place on the London Stock Exchange.

4 December 2007

END